ANNUAL REPORT

Aptera Motors Corp.



5825 Oberlin Drive, Suite 7
San Diego, CA 92121
858-371-3151

www.aptera.us

In this Annual Report, the terms "Aptera", "the company", "we", "us" and "our" refer to Aptera Motors Corp. and its consolidated subsidiaries. The company, having offered and sold SAFE agreements pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2021. A copy of this report may be found on the company's website at www.aptera.us/ir.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

BUSINESS

Aptera Motors Corp. is a private automotive company with its principal place of business and corporate offices in San Diego, California. The Company's principal business is the development, production, and distribution of energy efficient solar-powered vehicles.

Our mission is to build the most efficient transportation on the planet. Science drives our approach to building better vehicles and the result is something that can travel as far as 1,000 miles on a single charge. We believe our focus on efficiency will benefit the planet by using our resources more wisely and polluting less.

Throughout the year our testing and validation will help us launch into production with a reliable version of the Aptera in 2022. We plan to begin our earliest deliveries in late 2022 and ramp production in 2023.

Our advantages

We aim to modernize vehicle design and manufacturing. Steel stamping, the common method for manufacturing vehicles, makes the manufacturing process inefficient and is significantly more expensive. With additive manufacturing, the Company can scale production and launch new models quicker. With generative part design, we use artificial intelligence to optimize parts for the greatest strength with the least amount of material and weight. And our resin-infused sandwich-core construction produces lightweight composite structures many times stronger than typical steel-based vehicle designs.

We believe that due to our different processes we can:

- Lower manufacturing costs: We believe that we can lower manufacturing costs. This will allow us to use:
  - Inexpensive and simple tooling
  - Fewer robots
  - Fewer people
  - No welding
- Rapid & inexpensive scaling: Aptera's additive manufacturing strategy gives us the advantages of 3D printed tooling versus milled and finished metal tools.
- Reduced part weights and count: Allows for humans to easily position parts making things easy and cheap to assemble.
- Less labor and less space: Our modularized build and human positionable parts requires less labor and less space than traditional steel vehicle manufacturing.

In addition, we will be using efficient powertrains where the motors are integrated inside our wheels. Designed to be aerodynamic and lightweight, these in-wheel motors are easier to install and service.

Furthermore, solar power will be an integral part of our platform.

Distribution Plan

Aptera's strategy leverages lessons from Tesla

- Direct-to-consumer sales
- Online promotion/test-drive scheduling & events in key markets
- Regional pre-delivery warehousing in leased facility requires little CAPEX
- Southern California rollout initially with Major Metro Areas soon after
- Mobile service house calls (a model proven globally by Tesla)

Our Products



When Aptera launches, our first vehicle will have the following features:

- Size: 177" in overall length, 88" in overall width and 57" in overall height
- Cargo Capacity: 25 cu. ft. volume
- Passengers Seating for 2 Adults + Pet
- Exterior Colors: 3 different options
- Interior Colors: 3 different options
- Pricing $25,900 - $46,900+
- Expected delivery: 2022-2024 depending on order timing and configuration
- Premium features:
    - Custom Interior/ Exterior Colors to create an Aptera that's unique for you.
    - Enhanced Audio gives you an extra 3 channels of audio for sound depth and deeper bass.
    - SafetyPilot makes travel easy with level 2 autonomy capabilities.
    - Safety divider and accessories to secure your pet while driving.
    - Integrated tent and rear awning for camping adventures.
    - Take Aptera off road with more ground clearance and tougher wheel covers.

Environmental Impact

If Aptera produces one million vehicles, we'll reduce our C02 footprint by seven million tons per year. Each Aptera owner can reduce their carbon footprint by over 14,000 pounds of CO_2 per year, what 884 twenty-five-year-old pine trees can absorb in a year. If one out of every 20 ICE vehicles on the road were replaced with an Aptera, Americans would save 18 million gallons of gasoline every day or six billion gallons per year (assuming 20mpg ICE vehicle).

Market Size

We believe our current addressable market is the roadster market which we estimate as 600,000 units per year. We currently have over 18,000 pre-orders for our vehicles.


Motorcyclists and 3-wheelers
120,000 units per year
2 passenger car drivers
140,000 units per year
Environmental Advocates
120,000 units per year
Efficient commuters
140,000 units per year
Energy Saving Advocates
80,000 units per year

Competition

The automotive business is competitive.

We face competition from a variety of automobile manufacturers, many of whom have significantly more resources than we do. These competitors include Tesla, BMW, Toyota, and Rivian. Traditional automobile manufacturers are increasingly devoting more resources to developing hybrid and electric vehicles. As a result of this competition, the Company may be unable to acquire significant market share. There can be no assurance that additional capital or other types of financing will be available or, if available, the terms of such financing will be favorable to the Company.

Legal and Regulatory Environment

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. We are not aware of any pending or threatened legal actions that we believe would have a material impact on our business.

Employees/Consultants

We have 89 full-time employees and 14 part-time employees. We do not currently have any pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Intellectual Property

The Company is dependent on the following intellectual property:

We have filed for nine patents and our patenting process is ongoing. Pending patent applications include three design patents, four provisional, and two non-provisional patent applications. These patents cover our aerodynamic shape, solar integration, and manufacturing techniques, and trade secrets currently cover other technologies such as our novel skin cooling methods. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method(s), process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors in an effort to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur

substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company's officers and directors are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:				
Chris Anthony	Co-Chief Executive Officer	46	March 2019 – Present	Full-time
Steve Fambro	Co-Chief Executive Officer & Secretary	54	March 2019 – Present	Full-time
Jannies Burlingame	Chief Financial Officer	46	March 2021 - Present	Full-time
Directors:				
Chris Anthony	Director	46	March 2019 – Present	N/A
Steve Fambro	Director	54	March 2019 – Present	N/A
Brian Snow	Director	47	January 2022 – Present	N/A

Chris Anthony, Co-Chief Executive Officer and Director:

Chris Anthony is our Co-CEO. Chris was also a founder and former CEO of Flux Power, an advanced lithium-battery technology company from October 2009 – December 2019. He was also the founder and CEO of Epic boats, a technology leader in the pleasure boat market, between July 2002 and December 2018. Chris has raised more than $100m in private equity, DPO, and grant funding for technology ventures. Chris holds a BS in Finance from the Cameron School of Business at UNC.

Steve Fambro, Co-Chief Executive Officer and Director:

Steve Fambro is currently our Co-CEO. Steve was a venture partner and COO of Ocean Holding, an investment and development company dedicated to advancing the use of clean, renewable energy from July 2015 to August 2017. He was also the founder of Famgro; which built a superefficient pesticide/herbicide-free indoor food-production system from January 2010 to March of 2015. Steve holds a BSEE from University of Utah with an emphasis in electromagnetics and antenna design.

Jannies Burlingame, Chief Financial Officer:

Jannies Burlingame is our CFO. Prior to becoming our CFO, she founded and worked at SS&B Global Consulting in 2006, where she led dozens of IPOs specializing in risk management, compliance, and M&A's. Jannies graduated from Leventhal School of Accounting, and holds board positions in the IIA, ACFCS, NACD, and is an Exceptional Women Awardee. She is a 2024 Doctoral Candidate at Emlyon/Durham University Business School.

Brian Snow, Director

Brian W. Snow is currently the Managing General Partner in Impala Ventures, a venture capital firm focused on the disruptive commercial real estate technology sectors. He advises, mentors and invests in founders that he believes have the ability to build companies of scale and that are transforming the built environment. Brian is also Vice Chairman of Eden Technologies, the largest Workplace Management software platform purposely built for global occupiers of space. From 2011 to 2017, Brian was the Co-Founder and CEO of Pristine Environments', an Integrated Facility Management and Building Intelligence technology company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In March of 2020, the Company disbursed $300,000 to Michael Johnson, the beneficial owner of Michael Johnson Properties, Ltd. Mr. Johnson paid back the $300,000 in July of 2020.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Business and Industry

We have a limited operating history upon which you can evaluate our performance, and have not yet generated revenues or profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

The company was incorporated under the laws of the State of Delaware on March 4, 2019, and we have not yet generated revenue or profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and platform. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will generate revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Our auditor has issued a "going concern" opinion.

The company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the company's ability to continue as a going concern. During the next 12 months, the company intends to fund its operations with funds received from our Regulation A offering and our proposed future campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

COVID-19 can materially impact our business.

As the novel coronavirus (or "COVID-19") continues to spread worldwide, its impact on international business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts is becoming increasingly acute. For example, it could complicate our ability to procure materials and partnerships. There may be other effects stemming from this pandemic that are deleterious to our company which we have not yet considered. The pandemic has created issues with shipping that have slowed down our supply chain.

The company plans to raise significantly more capital and future fundraising rounds could result in dilution.

Aperta will need to raise additional funds to finance its operations or fund its business plan. Even if the company manages to raise subsequent financing or borrowing rounds, the terms of those borrowing rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to the company's financial resources (such as liens over its assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

The company operates in a capital-intensive industry.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business. We will need to raise an additional capital. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We cannot assure you that we will be able to raise additional funds when needed.

The terms of any loan may not be favorable to the company.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the company's business, results of operations or financial condition.

Aperta operates in a highly competitive market.

The company competes with many other automobile manufacturers that have substantially greater resources than the company. Such competition may result in the company being unable to compete effectively, recruit or retain qualified employees or obtain the capital necessary to fund the company's operations and develop its vehicles. The company's inability to compete with other automobile manufacturers for a share of the energy efficient vehicle market would have a material adverse effect on the company's results of operations and business.

We face significant technological and legal barriers to entry.

We face significant barriers as we attempt to produce our vehicle. We do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

Our success is dependent upon consumers' willingness to adopt energy-efficient, solar-powered vehicles.

If we cannot develop sufficient market demand for energy-efficient, solar powered vehicles, we will not be successful. Factors that may influence the acceptance of three-wheeled vehicles include:

- perceptions about battery life, range and other performance factors;

- the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;

- improvements in the fuel economy of the internal combustion engine;

- the environmental consciousness of consumers;

- volatility in the cost of oil and gasoline; and

- government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles, or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, solar-powered vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

We face several regulatory hurdles.

Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements, though most are self-certified, may delay our production launch, thereby adversely affecting our business and financial condition.

Motor vehicles, like those produced by the company, are highly regulated and are subject to regulatory changes.

The company is aware that the National Highway Transportation Safety Administration is reviewing whether to adopt new safety regulations pertaining to three-wheeled motor vehicles. Currently, US motorcycle regulations apply to such vehicles. New regulations could impact the design of our vehicles and our ability to produce those vehicles, possibly negatively affecting our financial results. Additionally, state level regulations are inconsistent with regard to whether a helmet is required to operate one of our vehicles. Sales may be negatively impacted should any state alter its requirements with regard to customer use of helmets.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We may be affected by uncertainty over government purchase incentives.

The company's vehicle cost thesis strongly benefits from purchase incentives at the state and national government levels. The existence or lack of tax incentives will affect the adoption velocity of our products in the marketplace. An inability to take advantage of tax incentives may negatively affect our revenues.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates, which could have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.

We have filed for five patents, two of which are design patents and the other three of which are for utility patents. The three utility patents are provisional applications. These patent applications and/or any patent applications we may file in the future may not be successful. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our technologies and vehicles. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors in an effort to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.

Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

· pay substantial damages;

· cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

· expend significant resources to develop or acquire non-infringing intellectual property;

· discontinue processes incorporating infringing technology; or

· obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

The company's insurance may not be sufficient.

There can be no assurance that its insurance is sufficient to cover the full extent of all of its losses or liabilities for which it is insured. Further, insurance policies expire annually, and the company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. In addition, if it, or other leisure facilities, sustain significant losses or make significant insurance claims, then its ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected. If the company's insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the company's financial condition or results of operations.

Aperta depends on a small management team and may need to hire more people to be successful.

The success of the company will greatly depend on the skills, connections and experiences of the executives, Chris Anthony, Steve Fambro, and Jannies Burlingame. The company has not entered into employment agreements with any of the aforementioned executives. There is no guarantee that the executives will agree to terms and execute employment agreements that are favorable to the company. Should any of them discontinue working for the company, there is no assurance that the company will continue. Further, there is no assurance that the company will be able to identify, hire and retain the right people for the various key positions.

The company relies on outside parties to provide technological and manufacturing expertise.

The company has relied upon consultants, engineers and others and intends to rely on these parties for technological and manufacturing expertise. Substantial expenditures are required to develop and produce energy efficient, solar-powered automobiles. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the company.

As a growing company, we have to develop reliable accounting resources. Failure to achieve and maintain effective internal accounting controls could prevent us from producing reliable financial reports.

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

Risks Related to Our Securities

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Our officers control the company and we currently have no independent directors.

Two of our executive officers and directors are currently also our controlling shareholders. As holders of 55.00% of the outstanding Class A Common Stock, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the company, having extra checks and balances to prevent fraud and produce reliable financial reports.

Our executive officers and directors may be subject to potential conflicts of interest arising from outside business activities.

We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the company. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

We do not intend to pay dividends on our Securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Securities.

We have never declared or paid any cash dividend on our Securities and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Securities will depend upon any future appreciation in their value. There is no guarantee that the Securities will appreciate in value or even maintain the price at which you purchased them.

Our Certificate of Incorporation has a forum selection provision that requires disputes be resolved in the Court of Chancery in the State of Delaware, regardless of convenience or cost to you, the investor.

Our Certificate of Incorporation contains an exclusive forum provision for certain lawsuits including any derivative action brought on behalf of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that this exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The exclusive forum provision in the certificate of incorporation does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

This forum selection provision may limit an investor's ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find a provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our bylaws contain a drag-along provision and if enforceable, our stockholders will be subject that provision related to the sale of the company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the that or otherwise participate in the transaction even if they don't want to sell their shares at that price or participate in that transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Our SAFE Agreements may never convert into equity or result in payments to investors.

Our SAFE Agreements do not have maturity dates and only convert or result in payment to investors in limited circumstances. If there is a merger, buyout, or other corporate transaction that occurs before a qualified equity financing, investors may receive at their option: a) a cash payment equal to their investment amount or b) the number of common shares equal to the conversion amount under the terms of the SAFE Agreement. If there is a qualified equity financing (and only a financing involving the preferred securities of Aptera), the SAFE Agreements will convert into a non-voting class of that preferred security.

Investors have limited rights under the SAFE Agreements and certain SAFE agreements grant an irrevocable proxy to a Lead Investor.

Investors in our Regulation CF offering, that are not major investors, which is defined as accredited investors who invest $25,000 or more, were required to appoint a lead investor who is responsible for acting in their interests to execute documentation pertaining to conversion of payment under the SAFE Agreements. These investors will have no ability to modify these terms.

We have not assessed the tax implications of using the SAFE Agreements.

The SAFE Agreements are a type of security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the SAFE Agreements can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2021, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of the Company's voting securities or having the right to acquire those securities. The table assumes that all options have vested.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Amount and nature of beneficial ownership acquirable (2)	Percent of Class (3)(4)
Michael Johnson Properties, Ltd.	15,249,750 shares of Class A Common Stock	0	28.08%
Chris Anthony	15,000,000 shares of Class A Common Stock	0	27.62%
Steve Fambro	15,000,000 shares of Class A Common Stock	0	27.62%
Patrick H Quilter Trust	15,000,000 shares of Class A Common Stock	0	10.54%
All executive officers and directors as a group	30,000,000 shares of Class A Common Stock	0	55.24%

(1)   The address for all the executive officers, directors, and beneficial owners is c/o Aptera Motors Corp., 5818 El Camino Real Carlsbad, CA 92008.
(2)   Options are not vested.
(3)   Based on 54,304,361 shares of Class A Common Stock outstanding.
(4)   This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years*:

- Since May of 2019 through April 2021, the company sold 52,634,820shares of Class A Common Stock in reliance on Section 4(a)(2) of the Securities Act, for consideration of $4,550,000. The proceeds were used for working capital.

- From August 2019 through June 2020, the company sold SAFE Agreements in reliance on Regulation Crowdfunding of the Securities Act for consideration of $519,622. The proceeds of these offerings were used for working capital.

- In 2020, we issued SAFE Agreements in the amount of $1,111,661 in reliance on Section 4(a)(2) of the Securities Act to certain of our service providers for consideration of approximately $109,000 and services performed.

- From January 2021 through February 2021, the company sold SAFE Agreements in reliance on Regulation Crowdfunding of the Securities Act for consideration of $550,000. The proceeds of these offerings were used for working capital.

- From February 2021 through December 31, 2021, the company sold SAFE Agreements in reliance on Regulation D of the Securities Act for consideration of $1,672,576. The proceeds of this offering were used for working capital.

- As of December 31, 2021 in our Regulation A offering which commenced on May 19th, 2021, the company sold 5,271,841 shares of Class B Common Stock in reliance on Regulation A of the Securities Act for consideration of $28,008,481. The proceeds of this offering were used for working capital.

- Since May of 2021 through December 31, 2021, the company sold 1,169,811 shares of Class A Common Stock in reliance on Section 4(a)(2) of the Securities Act, for consideration of $4,299,000. The proceeds were used for working capital.

- In 2021, the Company sold 26,316 shares of Class B Common Stock in reliance on Section 4(a)(2) of the Securities Act, to certain service providers for $100,000 of services performed.

*the number of shares is described on a post-split basis.

DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary reflects Aptera's Amended and Restated Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and the Amended and Bylaws. For a complete description Aptera's capital stock, you should refer to our Amended and Restated Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

As of December 31, 2021, the company has 54,304,361 shares of Class A Common Stock issued and outstanding.

The company's Amended and Restated Certificate of Incorporation provides that our authorized capital consists of 75,000,000 shares of Class A Common Stock, par value $0.0001 per share and 115,000,000 shares of Class B Common Stock, par value $0.0001 per share. Class B Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law.

In June 2021, the Company adopted a Stock Option and Incentive Plan known as the Company's "2021 Stock Option and Incentive Plan" (the "Plan"). The number of shares of common stock that remain available for issuance under the Plan, was 8,937,056 as of December 31, 2021.

Voting Rights

Our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class B Common Stock to vote, with one vote per share, on a matter if we were to:

· change the par value of the common stock; or

· amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B Common Stock.

In addition, Delaware law would permit holders of Class B Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class B Common Stock, but not the Class A Common Stock. As a result, in these limited instances, the holders of a majority of the Class B Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B Common Stock to rank junior to the Class A Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B Common Stock, with each share of Class B Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class B Common Stock could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class B Common Stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of Class B Common Stock without a separate vote of the holders of Class B Common Stock. This could allow us to increase and issue additional shares of Class B Common Stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class B Common Stock.

Each holder of shares of Class A Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Election of Directors

The holders of the Class A Common Stock shall be entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

Conversion Rights

Each share of Class A Common Stock is convertible at any time at the option of the holder into one share of Class B Common Stock.

On any transfer of shares of Class A Common Stock, whether or not for value, each such transferred share will automatically convert into one share of Class B Common Stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Right of First Refusal

754,464 shares of the company's Class A Common Stock are subject to transfer restrictions. Should the holders of those shares wish to sell or transfer their securities, except under certain limited circumstances, the company has a right of first refusal to purchase those shares.

Drag-Along Rights

Our bylaws contain a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don't want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Other Rights

Holders of Aptera's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Aptera's Class A or Class B Common Stock.

What it means to be a minority holder

As an investor in convertible promissory note of the company, you do not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, holders of convertible promissory notes will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an investment by a private equity investor), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

The company determined the valuation cap and discount of the SAFE agreements in its Regulation CF offerings internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The SAFE agreements may convert to equity securities of the company in the future if the company engages in prescribed future equity financings, as described therein. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report.

General

We were formed as a Delaware corporation on March 4, 2019. The Company was formed to engage in the production of energy-efficient, solar powered vehicles. The Company first began receiving orders for its product in pre-sales in December 2020. We have not delivered any products, and to date we have not recognized any revenue.

Operating Expenses

Operating expenses are classified as general, selling and administrative and research and development.

General, Selling and Administrative

General, selling and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions and travel expenses. These expenses account for a significant portion of our operating expenses. We anticipate that our general and administrative expenses will increase in the future to support our continued growth and the costs associated with increased reporting requirements.

Research and Development

The Company spends significant money on engineering expenses to further its product design and capabilities. Research and development expenses consist primarily of personnel costs for our teams in engineering and research, supply chain, quality, and manufacturing engineering.

Results of Operations

Comparison of the results of operations for the years ended December 31, 2021, and 2020.

General, Selling and Administrative Expenses

A $6.5 million (or 761%) increase in general, selling and administrative expenses related to:

- An increase in stock-based compensation of $3.8 million due to the hiring of key management and executive positions as well as stock options for additional administrative, finance and marketing headcount.
- An increase in salary and wages of $1.0 million due to increased headcount.
- An overall increase in marketing expenses of $0.6 million due to additional costs associated with marketing our vehicle and Regulation A offering.
- An increase in outside services including legal and professional fees $1.2 million as a result of outsourced legal, accounting, business development and information technology services to operate and expand the business.

Research and Development Expenses

A $8.1 million (or 245%) increase in research and development costs related to

- An increase in stock-based compensation of $1.3 million due to the hiring of key management and positions as well as stock options for the increase in headcount for the engineering department,
- An increase in salary and wages of $2.1 million due to increased headcount,
- An increase in outside services $3.4 million due to significant increase in engineering services,
- An increase in equipment materials of $0.8 million to further develop the vehicle and its capabilities,
- An increase of $0.3 million for facilities costs due to additional leased space, and
- An increase of $0.1 million in supplies and logistics costs.

Change in Fair Value of SAFE Liability

The fair value of SAFE liability increased by $77.7 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. This was primarily due to the increase in the fair value of the Company's stock that was used in estimating the fair value of the SAFE liabilities. SAFEs are not currently a cash obligation of the company, see Note 5 of the Audited Financial Statements. Like many early-stage companies, the Company used SAFEs as an investment vehicle for early investors.

As a result of the foregoing, the Company's net loss for the year ended December 31, 2021, was $96.5 million compared to $4.2 million for the year ended December 31, 2020.

Liquidity and Capital Resources

As of December 31, 2021, the Company had $23.3 million in total assets, including $19.3 million in cash and cash equivalents $0.8 million in prepaids and others, which relates to software and refunds due from vendors and $18.6 thousand in merchant receivables, which relates to amounts receivable from pre-orders received through the Company's merchant processor. As of December 31, 2021, the Company had $84.8 million in total liabilities including $1.4 million in accounts payable, $0.5 million in accrued liabilities, $1.2 million in unearned reservation fees, and $81.5 million in SAFE agreements. In March 2022, the Company entered into a new lease agreement for land and building. The lease is due to commence on July 1, 2022, for a term of 84 months. As part of the terms of the lease agreement the Company received a $0.9 million tenant improvement allowance.

To date, the Company has primarily been funded from the sale of our common stock as well as the sale of SAFE agreements.

During the year ended December 31, 2021, the Company issued:

- 3,105,881 shares of our Class A common stock at a weighted average price of $1.75 per share for total proceeds of $5.4 million;
- 5,298,157 shares of its Class B Common Stock at a weighted average price of $5.31 per share for total proceeds of $28.1 million;
- SAFE agreements in exchange for cash investments totaling $2.2 million.

The Company has enough capital to last up to and through its Regulation A offering, to sustain its current operations. The Company has no bank lines or other financing arranged. We believe that the proceeds from the offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months. We anticipate that we will need at least $50 million, in addition to the amounts previously raised, to reach the vehicle production stage. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Trend Information

Our focus in 2022 is in completing a production intent vehicle design and validation by the end of the year. We will be engaging with many new partners to supply validated production parts in 2022/2023. We will also engage with validation and durability testing partners to assure the reliability of our production intent design. Along with these activities, we will continue to build our internal team and acquire facilities for production trials and vehicle and parts testing. Our marketing team will be actively engaging with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above the company will experience increased spending across the organization including general, selling, and administrative as well as research and development expenses.

Impact of COVID-19

The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Federal and state governments have implemented measures to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, and closure of non-essential businesses. Although work from home and remote learning have increased the relevance of the Company's products and services, management is uncertain what effects a prolonged economic downturn would have on demand for the Company's products and services and its access to capital. Additionally, the Company could face supply chain and shipping issues as a result of the COVID-19 pandemic that could impact its ability to meet customer demand. If the Company is not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions that affect the global supply chain do not improve or if they deteriorate further, the Company's business, operating results, financial condition and cash flows could be adversely affected.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Regulation A filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

FINANCIAL STATEMENTS OF APTERA MOTORS CORP.

ITEM 7.   **FINANCIAL STATEMENTS**



APTERA MOTORS CORP.

FINANCIAL STATEMENTS

As of December 31, 2021, and 2020 and for the Years then Ended

APTERA MOTORS CORP.
Index to Financial Statements

	Pages
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheets	F-2
Statements of Operations	F-3
Statements of Stockholders' Deficit	F-4
Statements of Cash Flows	F-5
Notes to the Financial Statements	F-6 – F-18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Aptera Motors Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Aptera Motors Corp. (the "Company") as of December 31, 2021 and 2020, the related statements of operations, stockholders' deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbb*mckennon*

San Diego, California
May 2, 2022

F-1

APTERA MOTORS CORP.
BALANCE SHEETS

	December 31, 2021	December 31, 2020
Assets		
Current assets:		
Cash	$ 19,334,550	$ 653,771
Merchant receivable	18,599	435,315
Prepaids and other	804,982	47,471
Total current assets	20,158,131	1,136,557
Deferred offering costs	—	58,000
Deposits and other long-term assets	2,742,907	—
Property and equipment, net	358,403	6,515
Total assets	$ 23,259,441	$ 1,201,072
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 1,406,779	$ —
Accrued liabilities	548,962	131,919
Unearned reservation fees	1,242,930	452,070
Debt, short term	59,600	—
Total current liabilities	3,258,271	583,989
Simple agreements for future equity ("SAFE")	81,512,432	1,630,453
Total liabilities	84,770,703	2,214,442
Commitments and contingencies (Note 6)		
Stockholders' Deficit		
Class A Common Stock, $0.0001 par value, 75,000,000 shares authorized, 54,304,361 and 51,198,750 shares issued and outstanding, respectively	5,430	5,121
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 5,298,157 and 0 shares issued and outstanding, respectively	530	—
Additional paid in capital	40,404,405	3,394,979
Subscription receivable	(984,513)	—
Accumulated deficit	(100,937,114)	(4,413,470)
Total stockholders' deficit	(61,511,262)	(1,013,370)
Total liabilities and stockholders' deficit	$ 23,259,441	$ 1,201,072

See accompanying notes to the financial statements.

F-2

APTERA MOTORS CORP.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenues	$ —	$ —
Cost of revenues	—	—
Gross profit	—	—
Operating Expenses:		
General, selling, and administrative	7,407,848	860,448
Research and development	11,472,430	3,328,535
Total operating expenses	18,880,278	4,188,983
Operating loss	(18,880,278)	(4,188,983)
Interest income	16,234	—
Change in fair value of SAFE liability	(77,659,600)	—
Loss before income taxes	(96,523,644)	(4,188,983)
Income tax	—	—
Net loss	$(96,523,644)	$(4,188,983)
Weighted average loss per share of Class A and Class B common stock—basic and diluted	$ (1.74)	$ (0.09)
Weighted average shares outstanding of Class A and B common stock—basic and diluted	55,449,555	49,213,525

See accompanying notes to the financial statements.

F-3

APTERA MOTORS CORP.
STATEMENTS OF STOCKHOLDERS' DEFICIT

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount				
December 31, 2019	45,000,000	4,500	—	—	195,600	—	(224,487)	(24,387)
Sale of common stock	6,198,750	621	—	—	3,199,379	—	—	3,200,000
Net loss	—	—	—	—	—	—	(4,188,983)	(4,188,983)
December 31, 2020	51,198,750	$5,121	—	$ —	$ 3,394,979	$ —	$ (4,413,470)	$ (1,013,370)
Sale of common stock	3,105,881	309	5,271,841	527	33,457,647	(984,513)	—	32,473,970
Stock issuance costs	—	—	—	—	(1,648,108)	—	—	(1,648,108)
Shares issued for services	—	—	26,316	3	99,997	—	—	100,000
Stock based compensation	—	—	—	—	5,099,890	—	—	5,099,890
Net loss	—	—	—	—	—	—	(96,523,644)	(96,523,644)
December 31, 2021	54,304,631	$5,430	5,298,157	$ 530	$40,404,405	$ (984,513)	$(100,937,114)	$(61,511,262)

See accompanying notes to the financial statements.

F-4

APTERA MOTORS CORP.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash Flows from Operating Activities		
Net loss	$(96,523,644)	$(4,188,983)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	14,587	1,840
SAFE issuance costs	41,250	21,500
SAFEs issued for services	—	1,111,661
Change in fair value of SAFE liability	77,659,600	—
Stock based compensation	5,099,890	—
Common stock issued for services	100,000	
Changes in operating assets and liabilities:		
Merchant receivable	416,716	(435,315)
Prepaids	(757,511)	(47,471)
Deferred offering costs	58,000	(58,000)
Deposits and other long-term assets	(2,742,907)	—
Accounts payable	1,406,779	131,919
Accrued expenses	417,043	—
Unearned reservation fees	790,860	452,070
Net cash used in operating activities	(14,019,337)	(3,010,779)
Cash Flows from Investing Activities		
Purchase of property and equipment	(306,875)	—
Net cash used in investing activities	(306,875)	—
Cash Flows from Financing Activities		
Proceeds from SAFE agreements	2,181,129	274,168
Proceeds from sale of common stock	32,473,970	3,200,000
Common stock issuance costs	(1,648,108)	—
Net cash provided by financing activities	33,006,991	3,474,168
Increase in cash and cash equivalents	18,680,779	463,389
Cash and cash equivalents, beginning of year	653,771	190,382
Cash and cash equivalents, end of year	$ 19,334,550	$ 653,771
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ —	$ —
Cash paid for income taxes	$ —	$ —
Non cash investing and financing activities:		
Subscriptions receivable	$ 984,513	$ —
Financing of property and equipment purchases	$ 59,600	$ —
Issuance of contractor SAFEs	—	$ 1,111,661

See accompanying notes to the financial statements.

F-5

APTERA MOTORS CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS

Aptera Motors Corp. was incorporated on March 4, 2019 ('Inception") in the State of Delaware. The financial statements of Aptera Motors Corp. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in San Diego, California.

The Company is developing an electric vehicle focused on efficiency. We began designing a Beta version of this vehicle while collecting pre-orders for its sale in 2021, and we intend to enter into production of this vehicle in 2022, subject to many variables.

Risks and Uncertainties

The Company has no revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: our limited operating history, changes in our small management and development team, the capital-intensive nature of vehicle manufacturing, barriers to market entry, competing technologies, regulatory conditions, volatility in demand, and inflation of production and shipping costs. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company may also be adversely affected by the impact of COVID-19 on our global supply chain.

Going Concern and Management's Plans

We will rely on external financings to operate in the Company's early stages. We will incur significant additional costs before significant revenue is achieved. The Company invests heavily in research and development to bring the vehicle to production and will incur losses from operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funds received from our Regulation 1-A offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. Management uses historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates. The most significant estimates made in preparing the accompanying financial statements, for which it is reasonably possible that changes in estimates will occur in the near term, include the following:

- Fair value measurement of SAFE contracts.

- Recoverability of long-lived assets.

- Stock-based compensation

- Deferred tax assets and liabilities

F-6

APTERA MOTORS CORP.
NOTES TO THE FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021, and 2020.

As of December 31, 2021, and 2020, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

The following are the classes of assets and liabilities measured at fair value at December 31, 2021, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

Description	Fair Value Hierarchy as of December 31, 2021			
	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at December 31, 2021
Derivatives:				
SAFE agreements	$ —	—	$81,512,432	$ 81,512,432
Total recurring fair value measurements	$ —	—	$81,532,432	$ 81,512,432

F-7

APTERA MOTORS CORP.
NOTES TO THE FINANCIAL STATEMENTS

Description	Fair Value Hierarchy as of December 31, 2020			
	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at December 31, 2021
Derivatives:				
SAFE agreements	$ —	$ —	$1,630,453	$ 1,630,453
Total recurring fair value measurements	$ —	$ —	$1,630,453	$ 1,630,453

The Company measures the fair value of the Simple Agreements for Future Equity ("SAFE") at their fair value on a recurring basis (see Note 5). The fair value of the SAFEs was determined based on Level 3 inputs as there are no observable direct or indirect inputs. The Company estimated the fair value of the SAFE liability based on the weighted probability of settling the SAFEs under the different settlement scenarios. The valuation employed the estimated fair value of the Company's Common Stock, then applied a backsolve method, which utilizes the option pricing method (the Black-Sholes option pricing model), to calculate the implied enterprise value of the Company. The option pricing method treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities, as call options on the value of the Company's equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. Significant inputs to the valuation of the SAFEs included the value of the Company's common stock, estimated volatility of the Company's common stock, estimated life and management's estimate of the probability of settling the SAFEs under the possible settlement alternatives.

The following is a reconciliation of the opening and closing balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2021, and 2020:

	Level 3 Liabilities
SAFEs, December 31, 2019	$ 223,124
Additions	1,407,329
Changes in fair value	—
SAFEs, December 31, 2020	$ 1,630,453
Additions	2,222,379
Changes in fair value	77,659,600
SAFEs, December 31, 2021	$ 81,512,432

F-8

APTERA MOTORS CORP.
NOTES TO THE FINANCIAL STATEMENTS

Cash and Cash Equivalents

For purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchant Receivable

Merchant receivable is related to amounts receivable from pre-orders received through the Company's merchant processor. Merchant receivable is shown net of fees charged by the merchant processor.

Deferred Offering Costs

The Company had deferred certain costs related to its Regulation 1-A offering as of December 31, 2020 in accordance with ASC 340-10-S99-1. The Company has used a portion of those deferred costs to offset additional paid-in capital as proceeds are received from the raise. During 2021 the Company received the proceeds and offset them against additional paid-in capital.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The estimated useful life of research and development equipment, other equipment, and construction in progress is five years, see Note 4.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2021 and 2020.

Simple Agreements for Future Equity (SAFE)

The Company has issued SAFE instruments in exchange for cash financing with outside investors. The Company has also issued SAFEs in exchange for work performed by independent contractors. These SAFEs have been classified as long-term liabilities, see Note 5.

The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 815, *Derivatives and Hedging*. If any changes in the fair value of the SAFEs occur, the Company records such changes through earnings.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has elected a year-end of December 31 and has yet to file any tax filings; all periods remain open to examination.

APTERA MOTORS CORP.
NOTES TO THE FINANCIAL STATEMENTS

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation ("ASC 718"), which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee's requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including stock options, issued to non-employees in accordance with authoritative guidance for equity-based payments to non-employees. Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies to further its product design and capabilities. Such costs are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company's 2021 Stock Option and Incentive Plan (Note 9) and its convertible SAFEs (Note 5). The Company's SAFE agreements do not convert into common shares unless a certain triggering event occurs.

For the years ended December 31, 2021 and 2020, the loss per share was $1.74 and $.09, respectively, based on weighted average shares outstanding of Class A common stock of 53,511,467 and 49,213,525 and Class B common stock of 1,938,088 and 0 respectively.

The outstanding dilutive securities as of December 31, 2021 consists of outstanding options of 10,622,944.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates ("ASU") to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, other than the update noted below, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize right-of-use assets and corresponding lease liabilities for all leases not considered short-term leases. Recognition, measurement, and presentation of expenses will depend on classification as either a finance or operating lease. ASU 2016-02 also requires certain quantitative and qualitative disclosures. ASU 2020-05 deferred the effective date of the adoption of ASU 2016-02 for the Company until January 1, 2022. The adoption of ASU 2016-02 will result in an

APTERA MOTORS CORP.
NOTES TO THE FINANCIAL STATEMENTS

increase to the Company's balance sheets for lease liabilities and right-of-use assets. The Company is currently evaluating the other effects the adoption of this ASU will have on its financial statements and related disclosures.

NOTE 3 – MERCHANT RECEIVABLE AND UNEARNED RESERVATION FEES

In December 2020, the Company launched its pre-orders using a third-party merchant processor. The Company recorded the unearned reservation fees of $0.5 million as the gross amount due to the customers, should they require a refund. The fees charged by the merchant processor of $16.8 thousand for the year ended December 2020 were recorded to general and administrative expenses. The net amount receivable of $0.4 million from the merchant processor is recorded as a merchant receivable as of December 31, 2020. The merchant processor has a certain reserve on the funds to cover potential refunds to customers.

As of December 31, 2021, the Company has recorded unearned reservation fees of $1.2 million as the gross amount due to customers, should they require a refund. The fees charged by the merchant processor of $27.4 thousand for the year ended December 31, 2021, were recorded to general and administrative expenses. As of December 31, 2021, the Company has a net amount receivable of $18.6 thousand from the merchant processor which is recorded as a merchant receivable.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2021 and 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Research and development equipment	$ 271,638	$ 9,200
Other equipment	44,444	—
Construction in progress	59,593	—
	375,675	9,200
Less accumulated depreciation	(17,272)	(2,685)
Total property and equipment, net	$ 358,403	$ 6,515

Depreciation of property and equipment held for use amounted to $14.5 thousand and $1.8 thousand for the years ended December 31, 2021 and 2020, respectively.

NOTE 5 – SIMPLE AGREEMENT FOR FUTURE EQUITY ("SAFE")

During the year ended December 31, 2021, and the period from Inception to December 31, 2020, the Company entered into SAFE agreements with various investors in exchange for cash proceeds totaling $2.2 million and $0.3 million, respectively. Also, during the years ended December 31, 2021, and 2020, the Company entered into SAFE agreements with certain independent contractors as compensation for the services performed by them, in the amount of $0 and $1.1 million, respectively. The agreements provide the investors (and independent contractors) certain rights to future equity in the Company under the terms of the SAFE agreements. The SAFE agreements have no maturity date and bear no interest. The terms of the SAFE agreements have materially consistent terms, except for differences in the "Valuation Cap" (as defined in the SAFE agreement) and discount rate.

The SAFE Agreements must be settled primarily upon the following events: (a) a qualified equity financing, as defined in the SAFE agreements (a "QEF"), (b) a change of control or initial public offering (a "Liquidity Event"), or (c) any other liquidation, dissolution or winding up of the Company (a "Dissolution Event").

APTERA MOTORS CORP.
NOTES TO THE FINANCIAL STATEMENTS

Upon a QEF, these SAFE agreements become convertible into shares of a special class of the Company's preferred stock. The number of shares the SAFE agreements are convertible into is determined by the amount received from investors (or the value of services rendered by independent contractors) in the SAFE (the "SAFE Amount"), divided by the lower of (1) QEF, and (2) the price at which the Company issues shares in the QEF, multiplied by a discount rate (as stated in the SAFE agreement), which varies per agreement from 90% to 100%.

In the case of a Liquidity Event, SAFE holders are repaid, at their option, either (a) cash equal to their SAFE Amount, or (b) the number of common shares equal to the SAFE Amount divided by the price per share equal to the Valuation Cap divided by the number of shares of capital stock outstanding immediately prior to the Liquidity Event.

In the case of a Dissolution Event, the Company will first pay senior preferred stockholders any amounts due and payable to them in accordance with the Company's certificate of incorporation, and then pay SAFE holders an amount to the SAFE Amount.

In addition, under certain SAFE agreements, the Company has the option to repurchase the SAFEs if it determines that it is likely that within six months from the date of determination that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, at the greater of: a) SAFE Amount or b) the fair market value of the SAFE instrument as determined by a third-party valuation.

The SAFE agreements issued to investors and independent contractors are recorded as "SAFE liability" on the balance sheet, measured at fair value on a recurring basis. The change in the fair value of the SAFEs during the period is recorded as "change in fair value of SAFE liability" in the statement of operations.

The valuation of the SAFE liability as of December 31, 2021, which was performed by a third-party with the assistance of management, relied upon the fair market value of common stock as of December 31st, 2021 of $8.80 based on the Regulation A offering price on that date. The fair market value of common stock serves as an input for the Black-Scholes method, which utilizes the Option Pricing Method (OPM) to calculate the implied value of each security based on the recent transaction price.

This valuation method estimated the fair value of the SAFEs within the OPM, which treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities as call options on the value of the company equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. The OPM considers the various terms of the stockholder and SAFE holders upon liquidation of the enterprise, including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations. In addition, the method implicitly considers the effect of liquidation preferences as of the future liquidation date, not as of the valuation date.

An input to the OPM is volatility. To estimate volatility for the Company's valuation specialist used the historical volatility of guideline public companies. A median volatility from the peer group was selected. Another input to the OPM is the Company's expected time to exit. Lastly, each of the conversion events was probability-weighted based on management's expectation for the probability of each outcome occurring as of the valuation date.

The aggregate amount of the SAFE liability is $81.5 million and $1.6 million as of December 31, 2021, and 2020, respectively. During the years ended December 31, 2021, and 2020, the change in the fair value of the SAFE liability was $77.7 million and $0.0 million, respectively. As of December 31, 2021, none of the SAFE agreements have been settled, as a triggering event has not yet occurred.

During the years ended December 31, 2021, and 2020, the Company paid commissions to a crowdfunding provider in the amount of $41.3 thousand and $21.5 thousand, respectively, representing approximately 1.9% and 7.3%, respectively, of the gross SAFE proceeds issued to investors for originating the SAFE agreements with investors.

F-12

APTERA MOTORS CORP.
NOTES TO THE FINANCIAL STATEMENTS

Subsequent to December 31, 2021, the Company issued SAFE agreements to outside investors for proceeds of $52.5 thousand. Also, subsequent to December 31, 2021, the Company issued SAFE agreements to independent contractors in exchange for services with a SAFE Amounts totaling $0.1 million. These agreements have materially consistent terms with previously issued SAFE agreements.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings which arise in the ordinary course of business. The Company has a general reserve of $125 thousand as of December 31, 2021.

In January 2021, the Company entered into an agreement to sublease space for its offices and for research and development. The term of the sublease is 14 months, beginning February 1, 2021, with one month of rent abatement. As of December 31, 2021, the Company had not yet made any payments on the sublease but has accrued the payments due within accounts payable and accrued liabilities.

In October 2021, the Company entered into a new lease agreement for land and building. The lease is due to commence in May 2022 for a term of 62 months. As part of the terms of the lease agreement the Company received a $0.3 million tenant improvement allowance. The Company paid $2.5 million as a security deposit on the lease of the property.

Future minimum lease and sublease payments under the noncancelable leases are as follows:

Years ending December 31,	
2022	$ 697,546
2023	1,108,782
2024	1,144,859
2025	1,179,210
2026	1,214,588
Thereafter	723,361
Total minimum lease payments	$6,068,346

NOTE 7 – INCOME TAXES

The Company no net operating losses (NOL) as it is capitalizing its startup costs and research and development (R&D) costs until it begins to generate revenue. As of December 31, 2021 and 2020, the Company provided a 100% valuation allowance against the net deferred tax assets. During the years ended December 31, 2021 and 2020, the valuation allowance increased by approximately $5.6 million and $0.8 million respectively.

A reconciliation of the U.S federal statutory income tax rate to the Company's effective income tax rate is as follows:

APTERA MOTORS CORP.
NOTES TO THE FINANCIAL STATEMENTS

	December 31, 2021	December 31, 2020
Expected tax expense (benefit)	21.0 %	21.0 %
State Income tax expense (benefit)	3.6	4.3
SAFE liability change in FMV	(11.2)	(5.7)
Deferred true up	1.0	—
Deferred compensation	(7.6)	—
Change in valuation allowance	(6.8)	(19.6)
Effective income tax rate	0%	0%

Approximate deferred tax assets resulting from timing differences between financial and tax bases were associated with the following items:

	December 31, 2021	December 31, 2020
Deferred tax assets		
Start up cost	$ 925,903	$ 230,896
Research and development credit	4,165,393	651,032
Stock compensation	1,427,133	—
Other	168	—
Total deferred tax assets	6,518,597	881,928
Valuation allowance	$(6,518,597)	$ (881,928)
Net deferred tax assets	—	—

At December 31, 2021 and 2020, the Company had gross deferred tax assets of $6.5 million and $0.9 million respectively. Due to uncertainties surrounding the Company's ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset the gross deferred tax asset.

NOTE 8 – STOCKHOLDERS' DEFICIT

Stock Split

During the year ended December 31, 2021, the Company filed its Certificate of Amendment to the Certificate of Incorporation with the state of Delaware to effect a stock split for its Common Stock at a ratio of 1-for-30 (the "Stock Split"). The stock split converted each share of Class A Common Stock outstanding into thirty (30) shares of Class A Common Stock and each share of Class B Common Stock outstanding into thirty (30) shares of Class B Common Stock, without any further action on the part of the holders. The number of issued and outstanding shares as of December 31, 2020 was increased from 1,706,625 to 51,198,750. The financial statements have been adjusted to reflect the stock split.

Class A Common Stock

We have authorized the issuance of 75,000,000 shares of our Class A common stock with $0.0001 par value. During the year ended December 31, 2021, the Company issued 3,105,881 shares of our Class A common stock at a weighted average price of approximately $1.75 per share for total proceeds of $5.4 million. During the year ended December

F-14

APTERA MOTORS CORP.
NOTES TO THE FINANCIAL STATEMENTS

31, 2020, the Company issued 6,198,750 shares of our Class A common stock at price of approximately $0.52 per share for net proceeds of $3.2 million.

Class B Common Stock

We have authorized the issuance of 115,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights. During the year ended December 31, 2021, the Company issued 5,298,157 shares of our Class B common stock at a weighted average price of $5.31 per share for net proceeds of $28.0 million.

The Company has engaged Dalmore Group, LLC, member FINRA/SIPC ("Dalmore"), to perform administrative and technology related functions in connection with its 1-A offering, but not for underwriting or placement agent services. This agreement includes a 1% commission. As of December 31, 2021, the Company has also engaged Issuance, Inc. to perform marketing services in relation to its 1-A offering. Fees paid to and accrued as of December 31, 2021, for Issuance, Inc. have been offset against additional paid-in capital as of December 31, 2021.

NOTE 9 – STOCK-BASED COMPENSATION

Stock Option Plan

In June 2021, the Company adopted a Stock Option and Incentive Plan known as the Company's "2021 Stock Option and Incentive Plan" (the "Plan"). The Plan allows the Company and any future subsidiaries to grant securities of the Company to employees, directors, and consultants. The objective of the issuance of options and awards is to promote the growth and profitability of the Company because the grantees will be provided with an additional incentive to achieve the Company's objectives through participation in its success and growth and by encouraging their continued association with or service to the Company.

The Plan is administered by the Company's Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Plan generally provides for the grant of incentive stock options, non-incentive stock options and restricted stock. The Committee has full discretion to set the vesting criteria. The exercise price of the stock option may not be less than 100% of the fair market value of the Company's common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan, was 8,937,056 as of December 31, 2021.

The Company's outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows:

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at December 31, 2020	—	$ —	$ —	$ —	
Granted	10,062,944	3.87	$	3.21	
Exercised	—				
Cancelled	—				
Outstanding and expected to vest at December 31, 2021	10,062,944	$ 3.87	$49,586,265	$ 3.21	9.5
Vested and exercisable at December 21, 2021	404,747	$ 3.80	$ 444,079	$ 2.70	9.6

APTERA MOTORS CORP.
NOTES TO THE FINANCIAL STATEMENTS

Subsequent to December 31, 2021, the Company issued 411,900 options to a board member and employees.

The total fair value of stock options granted during the years ended December 31, 2021, was approximately $32.3 million, which is recognized over the respective vesting periods. The total fair value of stock options vested during the year ended December 31, 2021 was approximately $1.1 million.

The Company estimates the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of the Company's share price over the expected term, expected risk-free interest.

	Year Ended December 31, 2021
Weighted average risk-free interest rate	1.03%
Weighted average expected volatility	93.7%
Weighted average expected term (in years)	6.95
Expected dividend yield	0.0%
Exercise price	$ 3.87

The allocation of stock-based compensation expense for the year ended December 31, 2021, was as follows:

	Year Ended December 31, 2021
General, selling, and administrative	$ 3,772,839
Research and development	1,327,051
Total stock-based compensation	$ 5,099,890

The number of stock options granted to officers for the year ended December 31, 2021, was as follows:

	Year Ended December 31, 2021
Chris Anthony (CEO/Director)	540,000
Steve Fambro (CFO/Director)	540,000
Jannies Burlingame (CFO)	1,886,819

As of December 31, 2021, the total unrecognized compensation cost related to outstanding time-based options was $27.2 million, which is expected to be recognized over a weighted-average period of 3.6 years.

NOTE 10 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2021, the Company paid $0.3 million in marketing services provided by a vendor controlled by the Chief Marketing Officer.

APTERA MOTORS CORP.
NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2021, the Company paid $0.7 million in engineering services provided by a vendor controlled by the Chief Technology Officer.

NOTE 11 – SUBSEQUENT EVENTS

Regulation A Investment

Subsequent to December 31, 2021, the Company has closed 1.3 million shares of Class B common stock for $10.2 million of investment through the Regulation A offering.

2022 Sales of Class A Common Stock

Subsequent to December 31, 2021, the Company has sold 1.2 million shares of Class A common stock for gross proceeds of $10.2 million.

Chery License Agreement

On January 13, 2022, the Company entered into a Technology License Agreement ("TLA") with Chery New Energy Automobile Co. Ltd., a limited liability company incorporated in the People's Republic of China ("Chery"). This enables the company to obtain a non-transferable license to use Chery's automobile parts technology, related technological know-how, and data.

In consideration, the Company will pay Chery license fee in two parts: 1) fixed fee of $2M in cash paid in four installments of $0.5M each upon execution of TLA and Parts Supply Agreement ("PSA") after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Further, the Company agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million, in four installments corresponding with the payments set out in the TLA. The Company has the right of first refusal to repurchase shares on the same terms.

Through April 2022, the Company paid $1.0M of the fixed license fee and issued 434,782 shares of Class B Common stock to Chery.

Vista Lease

In March 2022, the Company entered into a new lease agreement for land and building. The lease is due to commence on July 1, 2022 for a term of 84 months. As part of the terms of the lease agreement the Company received a $0.9 million tenant improvement allowance. The security deposit will be in the form of an unconditional and irrevocable letter of credit for $0.9 million. The lease has monthly payments ranging from $154 thousand to $189 thousand.

Acquisition of Andromeda Interfaces, Inc.

On April 1, 2022, the Company entered into a Plan of Merger (the "AI Merger Agreement") with Andromeda Interfaces, Inc., a California corporation ("AI"). Upon completion of the AI Acquisition, ("AI Acquisition") AI became a wholly-owned subsidiary of the Company. The merger enables an expedited integration of AI's Central Infotainment Display (CID) solution and UI/UX functionality within the Company's production vehicles, which will advance the Company's strategic and revenue growth.

The Company completed the AI Acquisition on April 1, 2022 ("AI Closing Date") and acquired all issued and outstanding shares of AI. In accordance with the agreement: (A) AI stock was converted into rights to receive 251,087 Class A Common Stock for a total fair value of $2.2 million, (B) Merger Sub equity units issued and outstanding converted into 100 common shares, no par value of AI, (C) 100 common shares of AI were issued to the Company, (D) each unexercised AI option to purchase AI Stock (whether or not vested) were automatically cancelled, and (E) former AI stockholders were awarded stock options under the Company's 2021 Stock Option and Incentive Plan.

The Merger is intended to be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Merger Agreement is a "plan of reorganization" within the meaning of the

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APTERA MOTORS CORP.
NOTES TO THE FINANCIAL STATEMENTS

regulations under Section 368(a) of the Code and for the purpose of qualifying as a tax-free transaction for federal income tax purposes.

The acquisition will be accounted for as business combination. The purchase price allocation will be finalized as soon as practicable within the measurement period, but not later than one year following the acquisition date.

The Company has evaluated subsequent events that have occurred through May 2, 2022, which is the date that the financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

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SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTERA MOTORS CORP.

/s/ Chris Anthony

By Chris Anthony

Title: CEO

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Chris Anthony

Chris Anthony, Co-Chief Executive Officer and Director

Date: May 2, 2022

/s/ Steve Fambro

Steve Fambro, Co-Chief Executive Officer and Director

Date: May 2, 2022

/s/ Jannies Burlingame

Jannies Burlingame, Principal Financial Officer, Principal Accounting Officer

Date: May 2, 2022